Exhibit 99.1

24 October 2006	James Hardie Industries N.V.
The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Level 3, 22 Pitt Street
Sydney NSW 2000 Australia

Telephone (02) 8274 5305
Fax (02) 8274 5218

GPO Box 3935
Sydney NSW 2001 Australia
Dear Sir/Madam
James Hardie will conduct a Sydney management briefing on its 2nd Quarter and Half-Year FY07 Results on Monday, 13 November 2006.
A briefing for media will be held at the Museum of Sydney, Corner of Bridge and Phillip Street, Sydney.
Media briefing:

Time:	10.00am
Local:	02 8113 1400
International:	61 2 8113 1400
Confirmation code for conference call: 86131139
A separate briefing for analysts/investors will be held at the Museum of Sydney, Corner of Bridge and Phillip Street, Sydney.
Analyst and Investor briefing:

Time:	11.00am
Local:	02 8113 1400
International:	61 2 8113 1400
Confirmation code for conference call: 1968673
URL: http://www.ir.jameshardie.com.au/jh/results_fy_2007/webcast_q2_fy07.jsp
A further briefing for analysts and investors will be held on Tuesday, 14 November 2006, commencing at 11.00am at The Westin Room IV, The Westin, 205 Collins Street, Melbourne.
Yours faithfully
/s/ Steve Ashe
Steve Ashe
Vice-President, Investor Relations